Exhibit 2

FOR IMMEDIATE RELEASE	2 August 2012

WPP PLC (“WPP”)

Possible Worldwide acquires majority stake in digital marketing services agency, Fortune Cookie

WPP announces that its global operating network Possible Worldwide, the interactive marketing agency, has acquired a majority stake in Fortune Cookie (UK) Limited (“Fortune Cookie”), a full service digital marketing services agency. The agency specialises in providing design and build, mobile and tablet apps and site development, online marketing services and digital strategy. Fortune Cookie will combine its business with that of Possible Worldwide Limited in the UK to provide an enhanced service offering to its global clients.

Founded in 1997 by Justin Cooke, the current Chair of the British Interactive Media Association (BIMA), Fortune Cookie is headquartered in London with operations in Poland, the Netherlands, US and Australia. The agency employs over 190 people and clients include Canon, AEGON, NetJets, BP and Legal & General.

Fortune Cookie’s consolidated revenues for the year ended 31 August 2011 were approximately £9.4 million with gross assets as at the same date of approximately £2.8 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors and strengthening its capabilities in digital media. WPP’s digital revenues totalled US$4.8 billion in 2011, representing approximately 30% of the Group’s total revenues of over US$16 billion. WPP has set a target of 35-40% of revenue to be derived from digital in the next five years.

Contact:

Feona McEwan, WPP

+44 (0)207 408 2204